Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 19, 2024

Guangzhou, China, November 19, 2024 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•	Total net revenues for the third quarter of 2024 were RMB20.7 billion (US$2.9 billion), compared with RMB22.8 billion in the prior year period.

•	GMV[1] for the third quarter of 2024 was RMB40.1 billion, compared with RMB42.5 billion in the prior year period.

•	Gross profit for the third quarter of 2024 was RMB5.0 billion (US$706.1 million), compared with RMB5.4 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the third quarter of 2024 was RMB1.0 billion (US$149.0 million), compared with RMB1.2 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the third quarter of 2024 was RMB1.3 billion (US$186.8 million), compared with RMB1.8 billion in the prior year period.

•	The number of active customers[3] for the third quarter of 2024 was 39.6 million, compared with 42.3 million in the prior year period.

•	Total orders[4] for the third quarter of 2024 were 163.9 million, compared with 179.9 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period. Beginning in the fourth quarter of 2023, the Company updated its definition of “active customers” to exclude registered members who make their purchases from the Company’s online stores operated at third-party platforms. The active customer figures for the historical periods presented in this press release have been retrospectively adjusted accordingly.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our third-quarter performance reflected soft industry trends in discretionary categories. During the quarter, we swiftly adapted our business priorities to address external challenges and identify the biggest opportunities for improvement. We observed some early positive results from a series of adjustments, which further enhanced our merchandising portfolio and operational efficiency, while active Super VIP customers continued to experience double-digit growth. With consumer spending yet to fully recover, we remain laser-focused on our long-term strategies, while driving necessary changes and executing the retail fundamentals that are pivotal to our long-term growth.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “Our third-quarter results were largely in line with our expectations. We maintained solid profitability through disciplined financial management. At the same time, we continued to invest to grow, reallocating resources to maximize customer impact and growth, with the goal of creating a better balance in our business. In addition, we continued to return value to our shareholders by repurchasing US$275.0 million worth of shares during the quarter, and we are committed to a new US$1.0 billion program once we fully utilize the current repurchase program.”

Third Quarter 2024 Financial Results

REVENUES

Total net revenues for the third quarter of 2024 were RMB20.7 billion (US$2.9 billion), compared with RMB22.8 billion in the prior year period.

GROSS PROFIT

Gross profit for the third quarter of 2024 was RMB5.0 billion (US$706.1 million), compared with RMB5.4 billion in the prior year period. Gross margin for the third quarter of 2024 increased to 24.0% from 23.6% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2024 decreased by 6.1% year over year to RMB3.8 billion (US$536.6 million) from RMB4.0 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2024 was 18.2%, compared with 17.6% in the prior year period.

•

Fulfillment expenses for the third quarter of 2024 decreased by 2.0% year over year to RMB1.7 billion (US$247.3 million) from RMB1.8 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2024 was 8.4%, compared with 7.8% in the prior year period.

•

Marketing expenses for the third quarter of 2024 decreased by 7.7% year over year to RMB617.8 million (US$88.0 million) from RMB669.6 million in the prior year period. As a percentage of total net revenues, marketing expenses for the third quarter of 2024 was 3.0%, compared with 2.9% in the prior year period.

•

Technology and content expenses for the third quarter of 2024 increased by 4.3% year over year to RMB454.2 million (US$64.7 million) from RMB435.3 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the third quarter of 2024 was 2.2%, compared with 1.9% in the prior year period.

•

General and administrative expenses for the third quarter of 2024 decreased by 15.3% year over year to RMB957.8 million (US$136.5 million) from RMB1.1 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2024 decreased to 4.6% from 5.0% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2024 was RMB1.3 billion (US$189.5 million), compared with RMB1.5 billion in the prior year period. Operating margin for the third quarter of 2024 was 6.4%, compared with 6.7% in the prior year period.

Non-GAAP income from operations5 for the third quarter of 2024, which excluded share-based compensation expenses, was RMB1.7 billion (US$242.4 million), compared with RMB2.1 billion in the prior year period. Non-GAAP operating margin6 for the third quarter of 2024 was 8.2%, compared with 9.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2024 was RMB1.0 billion (US$149.0 million), compared with RMB1.2 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2024 was 5.1%, compared with 5.3% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the third quarter of 2024 was RMB1.97 (US$0.28), compared with RMB2.19 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2024, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB1.3 billion (US$186.8 million), compared with RMB1.8 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2024 was 6.3%, compared with 8.1% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2024 was RMB2.47 (US$0.35), compared with RMB3.33 in the prior year period.

For the quarter ended September 30, 2024, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 530,188,575.

BALANCE SHEET AND CASH FLOW

As of September 30, 2024, the Company had cash and cash equivalents and restricted cash of RMB22.5 billion (US$3.2 billion) and short term investments of RMB1.6 billion (US$222.3 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended September 30, 2024, net cash generated from operating activities was RMB508.9 million (US$72.5 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Sept 30, 2023 RMB’000	Sept 30, 2024 RMB’000	Sept 30, 2024 US$’000
Net cash generated from operating activities	1,204,020	508,890	72,516
Reconciling items:
Net impact from internet financing activities[11]	(102,537)	(15,603)	(2,223)
Capital expenditures	(1,071,555)	(1,083,596)	(154,411)

Free cash inflow (outflow)	29,928	(590,309)	(84,118)

For the trailing twelve months ended

	Sept 30, 2023 RMB’000	Sept 30, 2024 RMB’000	Sept 30, 2024 US$’000
Net cash generated from operating activities	12,243,732	8,931,635	1,272,748
Reconciling items:
Net impact from internet financing activities	295,072	2,152	307
Capital expenditures	(4,419,331)	(4,372,251)	(623,041)

Free cash inflow	8,119,473	4,561,536	650,014

Share Repurchase Program

During the quarter ended September 30, 2024, the Company repurchased US$275.0 million of its ADSs under its current US$1.0 billion share repurchase program, which is effective through March 2025. As of September 30, 2024, the Company has an unutilized amount of US$55.3 million under this program.

In August 2024, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$1.0 billion of its ADSs or Class A ordinary shares for a 24-month period commencing from the full utilization of the existing share repurchase program adopted in March 2023, as amended.

Business Outlook

For the fourth quarter of 2024, the Company expects its total net revenues to be between RMB31.2 billion and RMB32.9 billion, representing a year-over-year decrease of approximately 10% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the effective noon buying rate on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2024, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, November 19, 2024 at 7:30 am U.S. Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIb7dd20b068014c73a6cc797c134be1b5

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/x863x7sh. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB’000	RMB’000	USD’000
Product revenues	21,077,354	18,920,273	2,696,117
Other revenues (1)	1,688,507	1,755,668	250,181

Total net revenues	22,765,861	20,675,941	2,946,298

Cost of revenues	(17,384,331)	(15,720,539)	(2,240,159)

Gross profit	5,381,530	4,955,402	706,139

Operating expenses:
Fulfillment expenses (2)	(1,771,903)	(1,735,673)	(247,331)
Marketing expenses	(669,608)	(617,815)	(88,038)
Technology and content expenses	(435,279)	(454,154)	(64,716)
General and administrative expenses	(1,131,241)	(957,798)	(136,485)

Total operating expenses	(4,008,031)	(3,765,440)	(536,570)

Other operating income	160,165	139,939	19,941

Income from operations	1,533,664	1,329,901	189,510
Investment (loss) gain and revaluation of investments	(94,939)	96,934	13,813
Impairment loss of investments	0	(43,555)	(6,207)
Interest expense	(466)	(15,895)	(2,265)
Interest income	166,246	174,651	24,888
Exchange loss	(33,632)	(86,182)	(12,281)

Income before income tax expense and share of income of equity method investees	1,570,873	1,455,854	207,458
Income tax expenses	(364,835)	(474,220)	(67,576)
Share of income of equity method investees	24,528	79,043	11,264

Net income	1,230,566	1,060,677	151,146
Net income attributable to non-controlling interests	(22,274)	(15,338)	(2,186)

Net income attributable to Vipshop’s shareholders	1,208,292	1,045,339	148,960

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,463,991	104,496,269	104,496,269
—Diluted	110,416,154	106,037,715	106,037,715
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	11.14	10.00	1.42
Net income attributable to Vipshop’s shareholders—Diluted	10.94	9.86	1.41
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.23	2.00	0.28
Net income attributable to Vipshop’s shareholders—Diluted	2.19	1.97	0.28

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB1.2 billion and RMB1.2 billion in the three month periods ended September 30, 2023 and September 30, 2024, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	20,798	20,241	2,884
Marketing expenses	7,985	7,584	1,081
Technology and content expenses	89,333	94,101	13,409
General and administrative expenses	421,423	249,179	35,508

Total	539,539	371,105	52,882

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2023	September 30, 2024	September 30, 2024
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,414,729	21,870,029	3,116,454
Restricted cash	882,637	583,747	83,183
Short term investments	1,983,201	1,560,246	222,333
Accounts receivable, net	778,767	895,057	127,545
Amounts due from related parties, net	553,502	678,032	96,619
Other receivables and prepayments, net	2,298,612	2,508,604	357,473
Loan receivables, net	4,437	5,871	837
Inventories	5,644,713	4,626,792	659,313

Total current assets	37,560,598	32,728,378	4,663,757

NON-CURRENT ASSETS
Property and equipment, net	16,882,100	18,106,529	2,580,160
Deposits for property and equipment	200,739	172,570	24,591
Land use rights, net	10,132,626	10,744,108	1,531,023
Intangible assets, net	332,821	328,789	46,852
Investment in equity method investees	2,155,561	2,118,264	301,850
Other investments	2,916,189	3,166,681	451,248
Other long-term assets	147,669	179,564	25,588
Goodwill	755,213	755,213	107,617
Deferred tax assets, net	685,017	733,805	104,566
Operating lease right-of-use assets	554,061	450,714	64,226

Total non-current assets	34,761,996	36,756,237	5,237,721

TOTAL ASSETS	72,322,594	69,484,615	9,901,478

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,425,576	5,401,127	769,654
Accounts payable	17,259,395	11,352,270	1,617,686
Advance from customers	1,689,881	1,570,520	223,797
Accrued expenses and other current liabilities	9,560,449	8,176,729	1,165,175
Amounts due to related parties	150,373	156,123	22,247
Deferred income	457,594	437,622	62,361
Operating lease liabilities	80,868	62,162	8,858

Total current liabilities	30,624,136	27,156,553	3,869,778

NON-CURRENT LIABILITIES
Deferred tax liability	692,492	490,498	69,895
Deferred income-non current	1,756,949	2,103,696	299,774
Operating lease liabilities	689,259	602,394	85,840

Total non-current liabilities	3,138,700	3,196,588	455,509

TOTAL LIABILITIES	33,762,836	30,353,141	4,325,287

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 98,877,929 and 100,125,194 shares issued, of which 92,900,247 and 87,105,180 shares were outstanding as of December 31, 2023 and September 30, 2024, respectively)	62	64	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	11	11	2
Treasury shares, at cost (5,977,682 and 12,908,649 Class A shares as of December 31, 2023 and September 30, 2024, respectively)	(3,624,763)	(7,086,151)	(1,009,768)
Additional paid-in capital	4,444,755	4,955,622	706,170
Retained earnings	36,836,928	40,459,508	5,765,434
Accumulated other comprehensive loss	(695,589)	(725,612)	(103,399)
Non-controlling interests	1,598,354	1,528,032	217,743

Total shareholders’ equity	38,559,758	39,131,474	5,576,191

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,322,594	69,484,615	9,901,478

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB’000	RMB’000	USD’000
Income from operations	1,533,664	1,329,901	189,510
Share-based compensation expenses	539,539	371,105	52,882

Non-GAAP income from operations	2,073,203	1,701,006	242,392

Net income attributable to Vipshop’s shareholders	1,208,292	1,045,339	148,960
Share-based compensation expenses	539,539	371,105	52,882
Impairment loss of investments	0	43,555	6,207
Investment loss (gain) and revaluation of investments excluding dividends	95,192	(96,934)	(13,813)
Reconciling items on the share of equity method investments(4)	17,717	(41,078)	(5,854)
Tax effects on non-GAAP adjustments	(19,695)	(11,242)	(1,602)

Non-GAAP net income attributable to Vipshop’s shareholders	1,841,045	1,310,745	186,780

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,463,991	104,496,269	104,496,269
—Diluted	110,416,154	106,037,715	106,037,715
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	16.97	12.54	1.79
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	16.67	12.36	1.76
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	3.39	2.51	0.36
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	3.33	2.47	0.35